31 December 2002

Company Announcements Office Australian Stock Exchange Level 4 20 Bridge Street Sydney NSW 2000	Mayne Group Limited ABN 56 004 073 410
Level 21 390 St Kilda Road
Melbourne Vic 3004 Phone 61 3 9868 0875 Fax 61 3 9868 0757

Dear Sir

In accordance with Listing Rule 3.16.1 we wish to advise that Mr Mark Richard Rayner has resigned as Chairman and Director of Mayne Group Limited effective today, 31 December 2002.

As previously advised, Mr Peter John Willcox will be assuming the role of Chairman from 1 January 2003.

As required by Listing Rule 3.19A.3 please find attached an Appendix 3Z for Mr Rayner.

Yours faithfully,
Mayne Group Limited

John Priestley
Company Secretary

Encl.

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	MAYNE GROUP LIMITED

ABN	56 004 073 410

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mark Richard Rayner

Date of last notice	19 December 2002

Date that director ceased to be director	31 December 2002

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 54,495 ordinary shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1
Freehills Melbourne ASX00003Z\004027818

Appendix 3Z
Final Director’s Interest Notice

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002
Freehills Melbourne ASX00003Z\004027818